OFI Global Asset Management, Inc.

225 Liberty Street

New York, New York 10281-1008

January 26, 2018

Via Electronic Transmission

Mr. Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Dear Mr. Cowan:

Thank you for your comments provided on March 13, 2017, to the registration statement on Form N-1A (the “Registration Statement”) for Oppenheimer Master Loan Fund (the “Registrant” or the “Fund”). Our responses are below. For your convenience, we have included each of your comments in italics below, followed by our response.

Prospectus

Implementation of Investment Objective

1.	In the first paragraph, in the sentence stating “Although it is not a fundamental policy, the amount so invested will not be changed by the Fund’s Board of Directors without providing shareholders at least 60 days prior notice of the change,” please clarify that the phrase “the amount so invested” refers to the Fund’s policy to invest at least 80% of its net assets (including borrowings for investment purposes) in loans made to U.S. and foreign borrowers that are corporations, partnerships or other business entities.

This is confirmed.

2.	With respect to the first paragraph, please supplementally confirm that any derivatives included in fund's 80% test will be valued at market value.

The Fund is not currently trading indirectly through derivatives. If it were to do so, qualifying derivatives would be valued according to how they are valued for the Fund.

3.	In the fourth paragraph and in the section titled “Other Strategies,” please distinguish between principal and non-principal investment strategies.

We will consider revising the Prospectus as suggested. However, given that the prospectus is used solely by internal funds, and Form N-1A does not include a formatting requirement, we respectfully decline to revise the Prospectus at this time.

Other Strategies

4.	Please inform the staff supplementally how much of the Fund's net assets are invested in CLOs, CDOs, non-agency CMOs, nonagency CMBS or nonagency RMBS.
•	If the fund may invest significantly (15% or more of its net assets) in these investments, please state whether the Fund considers any of those investments to be liquid (i.e., can be sold or disposed of in the ordinary course of business within seven days at approximately the value at which the fund has valued the investment).
•	Please provide, in your response, general market data on the types of investments and data on the liquidity of the investments that the fund invests in, including information about:
•	1. Whether the fund imposes any limits as a percentage of its net assets with respect to the position sizes in [type of investments];
•	2. The specific measures that the fund would take if it received a large redemption request;
•	3. The existence of an active market for the investment, including the number, diversity, and quality of market participants;
•	4. The frequency of trades or quotes for the investment, including the daily trading volume;
•	5. The volatility of trading prices for the investment;
•	6. Bid-ask spreads for the investment;
•	7. Restrictions on trading or transferring the investment;
•	8. The availability of, and fund adviser’s access to, information on underlying loans or other assets held by CLOs, CDOs, and nonagency RMBS/CMBS; and
•	9. How the fund will be able to appropriately value these investments on a daily basis.

At this time, the Fund does not invest in these types of instruments and does not intend to do so.

5.	Under the paragraph titled “Borrowing” it is noted that the fund may not use borrowed money to make investments, however, it is noted under the sectioned titled “Implementation of Investment Objective” that the Fund will invest at least 80% of its net assets (including borrowings for investment purposes) please reconcile the apparent discrepancy.

The sentence in the paragraph titled “Borrowing” has been deleted.

Risks

6.	Please distinguish between principal and non-principal risks.

Form N-1A Item 9(c) does not require a separation of “Principal Risks” from “Other Risks” of investments in the Fund. Therefore we respectfully decline to make this change.

7.	The third paragraph of the heading titled “Fixed Income Market Risks” discusses the Federal Reserve “quantitative easing” program, please consider whether the disclosure is still appropriate.

This disclosure has been revised.

8.	Under the heading “Limited Secondary Market for Loans”:
•	Please disclose that it may take longer than 7 days for transactions in bank loans to settle.

This disclosure has been added.

•	Please address how the fund intends to meet short-term liquidity needs which may arise as a result of this lengthy settlement period.

The first paragraph of section titled “Delayed Settlement” addresses this item, as it states the following:

To the extent the extended loan settlement process gives rise to short-term liquidity needs, such as the need to satisfy redemption requests, the Fund may hold cash, sell investments or temporarily borrow from banks or other lenders. If the Fund undertakes such measures, the Fund's ability to pay redemption proceeds in a timely manner may be adversely affected, as well as the Fund's performance.

•	Please disclose that this can translate into a risk for investors that they are not paid in a timely manner or that the fund may be forced to incur losses in order to pay redemption proceeds on time.

We believe that the disclosure stated above in the section “Delayed Settlement” adequately addresses this item.

•	Please consider whether the principal risk disclosure should describe the fact that investments in bank loans may not be securities and therefore may not have the protections afforded by the federal securities laws.

The third paragraph of the section titled “Special Considerations of Senior Loans and Other Loans” states the following:

In certain circumstances, loans may not be deemed to be securities, and in the event of fraud or misrepresentation by a borrower or an arranger, lenders will not have the protection of the anti-fraud provisions of the federal securities laws, as would be the case for bonds or stocks. Instead, in such cases, lenders generally rely on the contractual provisions in the loan agreement itself, and common-law fraud protections under applicable state law.

•	Please explain to us whether you have considered adding the risked disclosed under the heading titled “Limited Secondary Market for Loans” as principal risks of investing in the Fund. If you have determined that they are not principal risks, please explain the basis for that determination. Otherwise, please revise your principal risks disclosure to include these risks as principal risks of investing in the Fund.

As referenced in Comment 6, the Prospectus does not separate “Principal Risks” from “Other Risks” of investments in the Fund. Therefore, this disclosure is appropriately included in the Prospectus under the heading “Limited Secondary Market for Loans.”

Redemption of Fund Shares

9.	Under the third paragraph, please disclose that when the Fund uses illiquid securities to redeem in-kind, that shareholders will bear the risk of not being able to sell those illiquid securities at all.

This disclosure has been added.

Statement of Additional Information

10.	With respect to the section titled “Asset Coverage for Certain Investments and Trading Practices”:
•	It is disclosed that the Fund is segregating assets in an amount that it believes to be adequate to ensure that it has sufficient liquid assets to meet its obligations . . . It is noted that under Commission and staff section 18 asset segregation/cover positions, a fund must segregate amounts consistent with Commission and staff positions rather than simply amounts that the fund believes to be adequate. Further, the purpose of asset segregation is not simply to assure that a fund has sufficient assets to meet its obligations. The purposes of asset segregation are also to limit the risk of loss, and act as a practical limit on leverage that the fund may undertake. See, e.g., Securities Trading Practices of Registered Investment Companies, Investment Company Act Release No. 10666 (Apr. 18, 1979); Merrill Lynch Asset Management LP (pub. avail. July 2, 1996). Finally, a fund may only cover its senior security derivative positions using offsetting positions only to the extent permitted by staff guidance or otherwise permitted by the staff or Commission. Please revise this section to reflect compliance with Commission and staff asset segregation/cover positions.

•	Please revise the disclosure to clarify that the amounts required to be segregated or covered depend on Commission and staff guidance and may not be dependent on the contractual terms of the derivatives, the customary settlement practice associated with the instrument, or the instrument’s liquidity. Please indicate that the Fund will cover its derivatives (that are senior securities) in accordance with Commission and staff positions, which may require segregation of the notional amount or, in limited circumstances, the fund’s daily mark-to market liability, if any.

•	Please revise the sentence that reads “[i] certain circumstances, a Fund may enter into an offsetting position . . . (e.g., the Fund may ‘cover’ a written put option with a purchased put option with a higher exercise price)” to remove the option example and to state that the Fund may use offsetting positions rather than asset segregation but only as permitted by the Commission and staff guidance. (See Dreyfus no -action letter)

•	In the third paragraph please add the phrase “in accordance with applicable to Commission and staff guidance.”

We appreciate the Staff’s comment. As a general matter, the Fund believes its asset segregation practices (and the description of it) to be consistent with Staff guidance. However, in light of the Staff’s request, we are currently considering the changes suggested by the Staff. Any changes deemed appropriate will be incorporated into the Fund’s next update of its registration statement at the next opportunity.

11.	With respect to the section titled “What Are the Fund’s Additional Fundamental Policies?”, supplementally, please add a note regarding the Additional Fundamental policy listed under the fourth bullet point, explaining that the policy is intended to indicate that the Fund will invest without limit in instruments of the group of industries in the financial securities sector, and that the Fund does so.

This disclosure is included in the Fundamental Policy. Therefore, we do not believe that additional disclosure is appropriate.

12.	Please revise the section titled “Portfolio Turnover” as required by Item 16(e). “Explain any significant variation in the Fund’s portfolio turnover rates over the two most recently completed fiscal years or any anticipated variation in the portfolio turnover rate from that reported for the last fiscal year in response to Item 13.”

The change in portfolio turnover from year to year was not significant (57% for fiscal year ended September 30, 2015, 74% for fiscal year ended September 30, 2016, and 80% for fiscal year ended September 30, 2017). Therefore we do not believe that additional disclosure is required under N-1A Item 16(e).

13.	The section titled “The Sub-Advisory Agreement” requires the disclosure of compensation of each investment adviser, including subadvisers. The subadviser compensation must be disclosed regardless of whether the subadviser is paid by the fund or the investment adviser.

•	The registrant must show the dollar amount of fees going back three fiscal years (or for the length of the Primary Adviser’s or subadviser’s service to the fund, if shorter.)
•	The method of calculating the advisory fee. This includes:
•	The percentage of the fee and its basis (e.g., total assets, managed assets, net assets)
•	The amount of any breakpoint discounts.
•	The amount of any offset and credits paid for any of the last three fiscal year (e.g., waivers or expense reimbursements).
•	Description of any waivers and expense limitation agreements.

We respectfully disagree with the Commission staff’s position that the subadviser compensation must be disclosed regardless of whether the subadviser is paid by the fund or the investment adviser. We note that the Commission’s Final Rule adopting Form N-1A: Registration Form Used by Open-End Management Investment Companies (Investment Company Act Release No. 23064) (March 13, 1998) (the “Final Rule”) states the following:

In the Form N-1A Proposing Release, the Commission requested comment whether information about the amount of fees paid to a sub-adviser or sub-advisers of a fund helps investors evaluate and compare the fund to other funds. The Commission also asked whether this type of disclosure obscures the aggregate investment advisory fee paid by a particular fund. Most commenters supported disclosure of the aggregate fee only, maintaining that information about individual sub-advisory fees is not relevant to investors because it does not help them compare the fees charged by different funds. The Commission is persuaded that information about sub-advisory fees is not necessary for a typical fund investor, but may be of interest to some investors. Therefore, Form N-1A, as amended, requires prospectus disclosure of the aggregate advisory fees paid by a fund and disclosure in the SAI of the amount of sub-advisory fees paid by the fund.  (Emphasis added.)

The Commission’s Final Rule, by its literal terms, requires prospectus disclosure about the aggregate advisory fees paid by a fund and SAI disclosure about the amount of sub-advisory fees paid by the fund, not by the fund and the investment adviser. There is no indication that the Final Rule contemplated that sub-advisory fees paid by the investment adviser to a sub-adviser should be separately set forth in the prospectus or in the SAI.

Moreover, the literal terms of Item 19(a)(3) requires, in relevant part, disclosure of “[t]he method of calculating the advisory fee payable by the Fund including:

(i)	The total dollar amounts that the Fund paid to the adviser (aggregated with amounts paid to affiliated advisers, if any), and any advisers who are not affiliated persons of the adviser, under the investment advisory contract for the last three fiscal years[.]” (Emphasis added.)

We believe that the language of the Final Rule, as well as the plain and literal terms of Item 19(a)(3), indicates only that amounts paid by the Fund to the investment adviser should be included in the SAI.  Moreover, we believe that it would be confusing and unhelpful to shareholders to provide additional amounts that the investment adviser pays to its sub-adviser, since such amounts are already included in the amounts that will be shown in the “total dollar amounts that the Fund paid to the adviser (aggregated with amounts paid to affiliated advisers, if any).”

For these reasons, we respectfully disagree with the staff’s position and believe the disclosure is consistent with the requirements and purpose of Form N-1A.

14.	Part C-Item 28 (d)(ii): Please confirm that the sub-advisory fee information is included in the exhibit.

The Sub-Advisory Agreement is included via cross-reference to the Fund’s Amendment No. 9, filed on 1/28/14.

* * * * *

Please direct any questions you may have regarding the Registration Statement or this letter to the undersigned at:

Emily Petkun Ast, Esq.

OFI Global Asset Management, Inc.

225 Liberty Street

New York, New York 10281-1008

212-323-4086

east@ofiglobal.com

Sincerely,

/s/ Emily Petkun Ast
Emily Petkun Ast

cc:	Cynthia Lo Bessette, Esq.
Taylor V. Edwards, Esq.
Ropes & Gray LLP